UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of August 2018

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

16 Tiomkin St.

Tel Aviv 6578317, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F  ☑      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

On August 30, 2018, Galmed Pharmaceuticals Ltd. (the “Company”), held its Annual General Meeting of Shareholders (the “Meeting”). At the Meeting, the Company’s shareholders voted on proposals to (i) to re-elect Shmuel Nir as a Class I director to serve as a member of the Board until the annual general meeting to be held in 2021 and to ratify and approve his compensation terms; (ii) to re-elect Dr. Carol L. Brosgart as a Class I director to serve as a member of the Board until the annual general meeting to be held in 2021; (iii) to approve an annual cash bonus and related objectives and terms thereof for 2018 for Allen Baharaff, the President and Chief Executive Officer of the Company; (iv) to approve an increase of the number of shares available under the Company’s 2013 Incentive Share Option Plan; (v) to approve the grant of options to purchase ordinary shares to Mr. Baharaff; (vi) to approve the grant of options to purchase ordinary shares to the Company’s non-management directors; and (vii) to reappoint Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu Limited, as the Company’s independent registered public accounting firm until the 2019 annual general meeting of shareholders, each as described in the proxy statement for the Meeting filed by the Company with the Securities and Exchange Commission as an exhibit to the Company’s report on Form 6-K on July 19, 2018. The proposals brought before the shareholders at the Meeting have been approved by the shareholders of the Company by the requisite majority in accordance with the Israeli Companies Law, 5759-1999.

The information contained this Form 6-K is incorporated by reference into the Company’s Registration Statement on Form S-8 filed with the SEC on August 11, 2015 (Registration No. 333-206292) and its Registration Statement on Form F-3 filed with the SEC on March 26, 2018 (Registration No. 333-223923).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GALMED PHARMACEUTICALS LTD.

Date: August 30, 2018	By:	/s/ Allen Baharaff
Allen Baharaff President and Chief Executive Officer